EXHIBIT 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 2011 second quarter results

  Strong Adjusted net earnings(1) attributable to common shareholders of $663 million, up 11.4%; Adjusted earnings per share up 10.3% to $0.86

  Bell revenues up 13.5% and EBITDA(2) up 10.2% with inclusion of CTV

  Strong wireless postpaid net additions of 94,309; significant data revenue growth of 34% drives solid Bell Wireless revenue growth of 6.1%

  Bell Wireline EBITDA growth of 2.5% reflects $70 million in new wireline cost reductions; steady increase in Fibe TV and Fibe Internet customers; higher ARPU for all residential services

MONTRÉAL, August 4, 2011 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the second quarter (Q2) of 2011.

BCE delivered strong financial performance, with net earnings attributable to common shareholders of $590 million, compared to $605 million last year, and Adjusted net earnings attributable to common shareholders of $663 million, an increase of 11.4%. Bell had revenue growth of 13.5% and EBITDA growth of 10.2% driven by the new Bell Media business unit formed at the start of Q2.

Bell Wireless had revenue growth of 6.1%, wireless postpaid net additions of 94,309, accelerating smartphone penetration and robust data revenue growth of 34%. EBITDA growth was moderated by increased investment in customer acquisition and retention.

Bell Wireline delivered EBITDA growth of 2.5% on a 4.9% year-over-year reduction in operating costs. TV revenue growth of 6.0% and residential Internet revenue growth of 6.6% reflected solid TV and Internet subscriber base growth driven by the ongoing rollout of Bell Fibe TV and Fibe Internet services.

“The Bell team is effectively executing our strategic imperatives – leveraging our leading broadband network and digital content investments to drive smartphone, TV and Internet growth, while at the same time enhancing our efficiency and competitiveness across all our business and consumer product lines,” said George Cope, President and CEO of Bell Canada and BCE. “Bell is seeing double-digit revenue and EBITDA growth thanks to the strong contribution of Bell Media, steady growth in our enhanced Bell TV and Bell Mobile TV services, impressive increases in postpaid wireless subscribers and smartphone penetration, and ongoing reductions in local landline losses. Savings in wireline operating costs amount to $160 million so far this year. Bell’s strong operational and marketplace execution is keeping us comfortably on track to meet all our financial targets for 2011.”

“Bell has delivered steady operating performance through the first half of 2011, with revenue and EBITDA growth supporting substantial free cash flow and net earnings generation. We expect to maintain good momentum in our core businesses for the remainder of the year. Accordingly, we are reconfirming our increased financial guidance for 2011, including growth in Adjusted EPS in the range of 6% to 9%, supporting BCE’s dividend growth model. Adjusted EPS increased 10.3% to $0.86 per common share in Q2 from $0.78 per common share the year before,” said Siim Vanaselja, Chief Financial Officer for Bell Canada and BCE. “During the quarter, we also lowered our average cost of debt by taking advantage of attractive capital market conditions to issue $1 billion of long-term debt at an average interest rate of 4.3%, completing the permanent debt financing for the CTV acquisition and all our 2012 debt refinancing requirements. These efforts, along with the issuance of BCE preferred shares that generated $345 million

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in gross proceeds in July, further enhance our financial flexibility with an expected year-end cash balance of $700 million to $800 million.”

Bell is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 5 Strategic Imperatives: Improve Customer Service, Accelerate Wireless, Leverage Wireline Momentum, Invest in Broadband Networks and Services, and Achieve a Competitive Cost Structure.

Bell’s operating revenues increased by 13.5% this quarter, to $4,362 million, as revenues from the acquisition of CTV on April 1, 2011, now part of the new Bell Media unit, as well as higher wireless and TV revenues, offset declines in local and access, long distance and other revenues. Bell’s EBITDA grew by 10.2% to $1,654 million this quarter reflecting the addition of Bell Media’s EBITDA and higher wireline and wireless EBITDA.

Bell Wireless operating revenues increased by 6.1% this quarter with service revenues increasing by 5.7% and product revenues increasing by 9.5%. Bell Wireless EBITDA increased by 0.9%, as higher operating revenues were largely offset by an increase in acquisition and retention costs, as well as the impact of certain non-recurring costs. Smartphones represented 56% of gross postpaid activations this quarter and now make up 38% of Bell’s postpaid customer base, contributing to strong wireless data revenue growth of 34%. Blended ARPU increased by $0.87 to $52.99, reflecting the significant increase in higher-value postpaid customers as a percentage of our wireless subscriber base.

Bell Wireline operating revenues decreased by 2.0% as TV and residential Internet revenue growth was offset by declines in local and access, long distance, wireline data and equipment revenues. Bell Wireline increased ARPU across its portfolio of TV, Internet and Home phone residential services, as growing traction of both Fibe TV – now available to more than 1.1 million households in Toronto and Montréal – and Fibe Internet drove increased triple-play household penetration. Bell Wireline EBITDA increased by 2.5% in Q2, due to approximately $70 million of savings from reduced labour, marketing and general and administrative costs, resulting in EBITDA margin expansion of 1.8 percentage points to 40.7%.

NAS (network access service) line losses totaled 100,497 this quarter, an improvement of 22.2% compared to last year. High-speed Internet subscribers increased by 1,275 in Q2 compared to a decrease of 3,899 last year driven largely by increased demand for Bell Fibe Internet service. Total TV subscribers increased by 6,072 compared to an increase of 9,775 in Q2 last year due to higher churn partly offset by the steady market traction of Bell Fibe TV service in Toronto and Montréal.

The Bell Media segment had revenues of $529 million this quarter, benefitting from robust advertising revenues in all media properties along with strong subscriber fee revenue from Specialty TV channels such as TSN and digital services. Bell Media’s EBITDA was $123 million in the quarter, reflecting this solid revenue performance and rigorous control over conventional TV programming costs and marketing and sales expenses. As part of the purchase price accounting for CTV, Bell Media’s EBITDA for the quarter reflects a non-cash charge of $21 million to amortize the fair value of programming rights.

Bell continues to lead Canada’s investment in broadband infrastructure, with $645 million in new capital invested this quarter – 17.7% more than the same period last year. Bell is rapidly deploying broadband fibre to residential homes and businesses in Ontario and Québec, including Canada’s largest Fibre to the Home buildout in Québec City, to support the expansion of Bell Fibe TV and Fibe Internet; constructing new data hosting centres for Bell Business Markets; enhancing our world-leading HSPA+ network, with dual-cell 42 megabits per second (Mbps) service now deployed to 67% of the Canadian population; and building Bell Mobility’s next-generation 4G LTE wireless network, which is set for launch in certain Canadian markets this fall.

BCE’s cash flows from operating activities were $1,381 million this quarter compared to $1,321 million in the same period last year due to higher net earnings. Free cash flow(3) was $427 million this quarter compared to $602 million last year due to higher capital expenditures. Cash flows from operating activities and free cash flow were also impacted this quarter by the recent Canada Post work stoppage

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which delayed the mailing of invoices to customers and the receipt of customer payments. Collections are expected to normalize in the third quarter.

BCE’s net earnings attributable to common shareholders were $590 million, or $0.76 per share, compared to $605 million, or $0.80 per share, in the same quarter last year. The year-over-year decrease was due mainly to the recognition of the $164 million CRTC tangible benefit obligation related to the acquisition of CTV, partly offset by the $89 million gain on investment related to the re-evaluation of our 15% equity interest in CTV held prior to the acquisition. BCE’s Adjusted EPS increased by 10.3% to $0.86 from $0.78 last year due to higher EBITDA partly offset by higher depreciation and interest expense.

Financial Highlights

($ millions except per share amounts) (unaudited)	Q2 2011	Q2 2010	% change
Bell (i)
Operating Revenues	4,362	3,843	13.5%
EBITDA	1,654	1,501	10.2%
BCE
Operating Revenues	4,955	4,440	11.6%
EBITDA	1,986	1,843	7.8%
Net Earnings Attributable to Common Shareholders	590	605	(2.5%)
EPS	0.76	0.80	(5.0%)
Adjusted EPS	0.86	0.78	10.3%
Cash flows from operating activities	1,381	1,321	4.5%
Free Cash Flow	427	602	(29.1%)

(i)	Bell includes the Bell Wireless, Bell Wireline and Bell Media segments.

BCE’s operating revenues increased by 11.6% to $4,955 million this quarter as higher revenues at Bell were partly offset by lower revenues at Bell Aliant.

BCE’s EBITDA increased by 7.8% to $1,986 million this quarter as EBITDA growth at Bell was partly offset by lower EBITDA at Bell Aliant.

Bell Wireless
With the best network across Canada, the hottest exclusive superphones – including the Samsung Galaxy S II, HTC Sensation, the Motorola Atrix and the Motorola XT860 – and enhanced Bell Mobile TV services, Bell Wireless delivered strong postpaid net additions, increased data revenue growth and accelerating smartphone penetration.

  Total Bell Wireless operating revenues increased by 6.1% to $1,276 million this quarter. Service revenues increased by 5.7% to $1,174 million due to subscriber growth and wireless data revenue growth of 34%. Product revenues increased by 9.5% to $92 million due to significantly higher smartphone sales and a greater number of customer upgrades.

  Blended ARPU increased by $0.87 to $52.99 reflecting the year-over-year increase of higher value postpaid customers as a percentage of our subscriber base. Postpaid ARPU decreased by $0.48 to $63.18 as growth in data usage was offset by lower voice ARPU driven mainly by competitive pricing pressures. Prepaid ARPU decreased by $1.47 to $16.88 due mainly to the migration of high-valued prepaid customers to postpaid plans.

  Bell Wireless EBITDA increased by 0.9% to $460 million this quarter as higher revenues were largely offset by an increase in acquisition and retention costs from a higher smartphone mix and competitive

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handset pricing as well as $12 million in non-recurring costs. EBITDA margins on wireless service revenues decreased to 39.2% this quarter from 41.0% last year.

  Postpaid gross activations were 341,645, or 13.7% higher than last year, despite an increasingly competitive marketplace. Total gross activations were 474,900 this quarter, or 1.2% lower than last year. With our focus on postpaid customer acquisition and aggressive offers from new entrants, prepaid gross activations decreased by 26.0% to 133,255.

  Smartphones represented 56% of postpaid gross activations this quarter, compared to 41% last year.

  Postpaid net additions remained strong this quarter at 94,309 but decreased by 8.2% compared to last year due to increased churn. The prepaid client base declined by 57,802 this quarter, compared to a decrease of 4,295 last year, due to lower prepaid gross activations and higher churn.

  The Bell Wireless client base reached 7,283,847 at the end of the quarter, an increase of 4.2% over last year.

  Postpaid churn increased to 1.5% from 1.3% while prepaid churn increased to 3.7% from 3.4%. Blended churn increased to 2.0% from 1.8% last year.

  Cost of acquisition increased by 19.4% this quarter, to $400 per gross activation, due to higher handset subsidies driven by a higher proportion of postpaid and smartphone activations.

Bell Wireline
The Bell Wireline segment delivered solid residential high-speed Internet and TV service revenue growth, growing traction of Bell Fibe TV and Fibe Internet services, and ongoing improvements in network access service (NAS) line erosion in both business and residential segments. We also remained focused on reducing costs, which contributed to further Bell Wireline EBITDA margin improvement this quarter.

  Bell Wireline operating revenues decreased by 2.0% to $2,630 million this quarter as TV and residential Internet revenue growth was offset by decreases in local and access, long distance, data and equipment & other revenues.

  Bell Wireline EBITDA increased by 2.5% this quarter, to $1,071 million as approximately $70 million of cost reductions more than offset lower operating revenues. Bell Wireline’s EBITDA margin increased by 1.8 percentage points to 40.7%.

  TV revenues increased by 6.0% to $460 million this quarter driven by subscriber growth and higher ARPU.

  Total TV subscribers increased by 6,072 this quarter compared to an increase of 9,775 in the same period last year. At the end of the quarter, there were 2,033,833 TV subscribers, or 2.8% more than last year.

  High-speed Internet subscribers increased by 1,275 this quarter compared to a decrease of 3,899 in the same period last year. Bell had 2,111,762 high-speed Internet subscribers, or 2.3% more than last year, at the end of the quarter.

  Data revenues decreased by 3.1% to $933 million this quarter as growth in residential Internet service revenues and IP-based services was offset by lower legacy data revenues and reduced product sales resulting principally from the non-recurrence of revenues generated in Q2 2010 from the G8/G20 Summit. Additionally, results for Q2 2010 include revenues for the Sympatico.ca portal while the corresponding amount for Q2 2011 is included in the Bell Media segment.

  Local and access revenues declined by 4.2% to $726 million this quarter due to residential and business NAS erosion that occurred over the last year.

  Total NAS declined by 100,497 this quarter compared to a decline of 129,147 last year. Business NAS decreased by 17,018 this quarter compared to a decline of 32,155 last year due to growth in wholesale net additions and effective customer retention activities. Residential NAS declined by 83,479 compared to a decline of 96,992 last year due to the increased penetration of service bundles which have been enhanced with our Fibe TV service offer, competitive retention offers, customer winbacks and growth in wholesale net additions. On a year-over-year basis, total NAS declined by 4.8%.

  Long distance revenues declined by 1.7% to $227 million this quarter, reflecting a significant improvement compared to previous quarters due to higher sales of global long distance minutes.

  Equipment and other revenues decreased by 5.5% to $208 million this quarter.

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Bell Media
On April 1, 2011, Bell completed its acquisition of CTV and launched the new Bell Media business unit encompassing all CTV and other Bell content assets, including the Sympatico.ca portal.

  Bell Media’s operating revenues were $529 million this quarter, fuelled by robust advertising revenues in all media properties along with strong subscriber fee revenue from Specialty TV channels such as TSN and digital services. Advertising revenue growth is being driven by advertiser demand thanks to strong audience levels across Bell Media’s conventional and specialty TV channels and general improvement in the economy.

  Digital revenues also grew with the launch of Bell Mobility’s enhanced Mobile TV service that offers live and on-demand access to TV content.

  Bell Media’s EBITDA was $123 million this quarter reflecting healthy topline performance. A $21 million non-cash amortization charge was recognized in the quarter, related to the finalization of the purchase price allocation for CTV.

  CTV was the most watched network for a tenth consecutive year for the 2010/2011 season, holding 9 out of the top 10 programs nationally among all viewers.

  TSN’s coverage of game 7 of the Western Conference semi-final of the NHL playoffs drew more than 2 million viewers.

  TSN Radio, a new all-sports station built on the leading TSN brand, was launched in the Toronto market in April.

  The Royal Wedding provided ctv.ca with a single day record of nearly 9 million page views.

  At the recent U.S. network Fall screenings in May 2011, Bell Media secured a strong mix of returning and new programs for its conventional TV fall schedules on CTV and the newly rebranded and HD-equipped CTV Two network. The new schedules feature Canada’s most-watched returning series along with a number of new, highly-anticipated programs for the Fall. Bell Media also secured the digital rights to all of its new scripted series and a significant amount of its current lineup.

Bell Aliant Regional Communications
Bell Aliant’s revenues decreased to $692 million this quarter, or by 1.1%, due to lower local and access, long distance and equipment and other revenues. Bell Aliant’s EBITDA decreased by 2.9%, to $332 million due to lower revenues and an increase in pension current service costs.

Common Share Dividend
BCE’s Board of Directors has declared a quarterly dividend of $0.5175 per common share, payable on October 15, 2011 to shareholders of record at the close of business on September 15, 2011.

Outlook
BCE confirmed its increased financial guidance for 2011, as provided on May 12, 2011, as follows:

2011 Guidance	May 12, 2011 Increased	Current Guidance
	Guidance	Expectation
Bell (i)
Revenue Growth	9% to 11%	On track
EBITDA Growth	8% to 10%	On track
Capital Intensity	~16%	On track
BCE
Adjusted EPS	$2.95 - $3.05	On track
Adjusted EPS Growth	6% - 9%	On track
Free Cash Flow	~$2,200 M - $2,300 M	On track

(i)	Bell’s 2011 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.

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Call with Financial Analysts
BCE will hold a conference call for financial analysts to discuss its second quarter results on Thursday, August 4 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial 416-695-6617 or toll-free 1-800-396-7098 shortly before the start of the call. A replay will be available for one week by dialing 905-694-9451 or 1-800-408-3053 and entering pass code 1172036#.

There will also be a live audio webcast of the call available on BCE’s website at: http://www.bce.ca/en/news/eventscalendar/webcasts/2011/20110804/. The mp3 file will be available for download on this page later in the day.

Notes
The information contained in this news release is unaudited. The financial results contained in this news release were prepared in accordance with International Financial Reporting Standards (IFRS).

(1)	The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. For 2010, Adjusted net earnings also excludes the fair value adjustments on the fund unit liability and adjusts earnings to reflect the interest on the fund unit liability as non-controlling interest. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share. We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax and non-controlling interest severance, acquisition and other costs, and net (gains) losses on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and earnings per share. The following table is a reconciliation of net earnings attributable to common shareholders and earnings per share to Adjusted net earnings on a consolidated basis and per BCE Inc. common share (Adjusted EPS), respectively.

($ millions except per share amounts)
	Q2 2011		Q2 2010
		PER		PER
	TOTAL	SHARE	TOTAL	SHARE
Net earnings attributable to common shareholders	590	0.76	605	0.80
Severance, acquisition and other costs	162	0.22	6	0.01
Net (gains) losses on investments	(89)	(0.12)	(8)	(0.01)
Fair value adjustment of fund unit liability	-	-	(16)	(0.03)
Adjustment to reflect interest on fund unit liability as non-controlling interest	-	-	8	0.01
Adjusted net earnings	663	0.86	595	0.78

(2)

We define EBITDA as operating revenues less operating costs, as shown in the consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. EBITDA is also used as a component in the determination of short-term incentive

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compensation for all management employees. EBITDA is referred to as an additional GAAP measure because it is displayed on the face of our income statements.
(3)	The term free cash flow does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies. We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable IFRS financial measure is cash from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q2 2011	Q2 2010
Cash flows from operating activities	1,381	1,321
Bell Aliant distributions to BCE	47	72
Capital expenditures	(800)	(672)
Dividends paid on preferred shares	(28)	(27)
Dividends paid by subsidiaries to non-controlling interest	(77)	-
Acquisition costs paid	31	2
Bell Aliant free cash flow	(127)	(94)
Free cash flow	427	602

About BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to our 2011 financial guidance (including revenues, EBITDA, capital intensity, Adjusted EPS, and free cash flow), BCE’s dividend policy, our expected year-end cash balance, our LTE wireless network deployment plans, our objectives, plans and strategic priorities, and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at August 4, 2011 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not

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undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 4, 2011. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating, in particular, to 2011 and allowing investors and others to get a better understanding of our operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

Economic and Market Assumptions
A number of Canadian economic and market assumptions were made by BCE in preparing its forward-looking statements for 2011 contained in this news release, including, but not limited to: (i) growth in the Canadian economy of approximately 2.8% in 2011 based on the Bank of Canada’s most recent estimate, (ii) continued cost rationalization and cautious spending by business customers given employment levels and the modest pace of economic recovery, (iii) current levels of residential wireline competition to continue especially from cable companies and providers of Voice over Internet Protocol (VoIP) services, (iv) higher wireline substitution, due primarily to the presence of new wireless entrants and the accelerating adoption of mobile Internet and mobile television, and (v) wireless industry penetration gain of 4 to 5 basis points in 2011 stimulated, in particular, by new entrant competition, the accelerating adoption of smartphones and the use of data applications, as well as by the emergence of new types of wireless devices such as tablets.

Operational Assumptions
Our forward-looking statements for 2011 are also based on certain internal operational assumptions concerning Bell (excluding Bell Aliant), including, but not limited to: (i) further reduction in local line losses as we leverage our broadband fibre investments in both TV and Internet to drive three-product household penetration, increase our multiple-dwelling unit (MDU) market share and generate higher pull-through attach rates for our other residential services, (ii) targeted retention and service bundle offers, customer winbacks and better service execution to reduce residential NAS line losses year over year, (iii) subscriber acquisition and higher average revenue per unit (ARPU) at Bell TV to be driven by Bell’s ability to leverage its market leadership position in high definition programming, seek greater penetration within the MDU market, capitalize on its extensive retail distribution network, which includes The Source, and the progressive rollout of Bell Canada’s IPTV service in Toronto and Montréal, (iv) substantial ongoing investments in our fibre optic networks to further expand our wireline broadband footprint to strengthen our competitive position versus cable companies and allow for the introduction of leading edge Internet Protocol (IP) products not available through cable technologies, (v) levels of business customer spending, new business formation and demand for connectivity and ICT services, dependent on a strengthening economy and improving employment rates, resulting in a gradual improvement in the performance of our Business Markets unit including business NAS line losses, (vi) expense savings and operating efficiency gains to be achieved from renegotiated contracts with our vendors and outsource suppliers, lower corporate support costs, further streamlining of our labour force, field services productivity improvements, consolidating management roles and organizational structures to achieve further operational efficiencies, reducing traffic that is not on our own network, and managing content costs, (vii) continued customer migration to IP-based systems and ongoing pricing pressures in our business and wholesale markets, (viii) Bell to benefit from the flow-through of significant investments made in 2010 in customer acquisition and retention along with continued acceleration in smartphone activations and data usage, (ix) new wireless entrant competition to intensify in 2011 as additional service providers come to market and existing providers continue to open new markets and improve their distribution reach, (x) wireless revenue growth to be driven by ARPU from new services, careful price management and continued disciplined expansion of our subscriber base, (xi) Bell to benefit from ongoing technological improvements by manufacturers in our handset and device lineup and from faster data speeds that are allowing our clients to optimize the use of our services, (xii) continued diligent expense management to moderate the

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impact of aggressive discount brand and new entrant pricing, higher retention spending and increased subscriber acquisition costs driven by increased smartphone customer penetration, (xiii) Bell to maintain its market share of the incumbent wireless postpaid market, (xiv) Bell’s ability to leverage its HSPA+ network investments to drive a higher mix of smartphone and other high-value customers, resulting in higher data and roaming revenues, (xv) Bell Media to maintain the top 20 ratings position in conventional TV to support growth in advertising and successfully rebranding the /A\ conventional network into “CTV Two”, (xvi) continued advertising momentum for Bell Media’s specialty assets, (xvii) continue to successfully sign agreements with distribution undertakings for Bell Media’s sports specialty services at market rates, (xviii) Bell Media to continue to successfully acquire high-rated programming and differentiated content to execute on Bell’s multi-screen content strategy, and (xix) continued investment in high definition for Bell Media’s specialty channels and the successful transition to digital TV as mandated by the CRTC.

Financial Assumptions
Our forward-looking statements for 2011 are also based on certain financial assumptions for 2011 concerning Bell (excluding Bell Aliant) which have been updated to reflect the inclusion of Bell Media results starting in the second quarter of 2011. These include, but are not limited to: (i) Bell’s total pension expense to be approximately $130 million, based on an estimated accounting discount rate of 5.5% and an expected return on plan assets of 7%, with an estimated above EBITDA pension current service cost of approximately $190 million and an estimated below EBITDA net pension financing return of approximately $60 million, (ii) Bell’s total pension plan cash funding to be approximately $425 million, (iii) Bell’s cash taxes to be approximately $225 million, and (iv) Bell to repay its 2011 debt maturities.

Our forward-looking statements for 2011 are also based on certain financial assumptions for 2011 concerning BCE, including, but not limited to: (i) depreciation and amortization expense approximately $100 million higher compared to 2010, (ii) severance, acquisition and other costs in the range of $350 million to $400 million, (iii) a statutory tax rate of approximately 28.2% and an effective tax rate of approximately 25%, and (iv) an annual common share dividend of $2.07 per share.

The foregoing assumptions, although considered reasonable by BCE on August 4, 2011, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2011 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2011 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: (i) the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants and their ability to launch or expand services, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results; (ii) variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and subsidy levels; (iii) the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that have only wireless telephone services; (iv) the increased adoption by customers of TV alternative services; (v) general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; (vi) our ability to implement our strategies and plans in order to produce the expected benefits; (vii) our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; (viii) our ability to respond to technological changes and rapidly offer new products and services; (ix) increased contributions to employee benefit plans; (x) events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; (xi) the complexity and costs of our IT environment; (xii) events affecting the ability of third-party suppliers to provide to us essential products and services and our ability to purchase

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essential products and services such as handsets; (xiii) the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects; (xiv) labour disruptions; (xv) the potential adverse effects on our Internet and wireless networks of the significant increase in broadband demand and in the volume of wireless data-driven traffic; (xvi) capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for dividend payments and to fund capital and other expenditures and generally meet our financial obligations; (xvii) our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; (xviii) regulatory initiatives or proceedings (including the possibility of Industry Canada increasing spectrum licence fees and possible changes to foreign ownership restrictions), litigation, changes in laws or regulations and tax matters; (xix) Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations, technological changes and competitive pressures, and on securing commercially favourable distribution arrangements with broadcasting distribution undertakings; (xx) launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell TV); (xxi) competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services; (xxii) BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions; (xxiii) there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained; (xxiv) stock market volatility; (xxv) our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks; (xxvi) health concerns about radio frequency emissions from wireless devices; and (xxvii) employee retention and performance.

For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2010 Annual MD&A dated March 10, 2011 (included in the BCE 2010 Annual Report), BCE’s 2011 First Quarter MD&A dated May 11, 2011 and BCE’s 2011 Second Quarter MD&A dated August 3, 2011, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

Media inquiries:
Marie-Ève Francœur
Bell Media Relations
(514) 391-5263
marie-eve.francoeur@bell.ca

 Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

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